P.E. 1/1/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02012275

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

JAN 29 2002

For the month of January 2002.

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

Exhibits Index appears on Page 3

AEC

PanCanadian energy

NEWS RELEASE

AEC AND PANCANADIAN TO MERGE:

EnCana Corporation

A FLAGSHIP CANADIAN-HEADQUARTERED, WORLD-CLASS INDEPENDENT OIL AND GAS COMPANY

EnCana will be a leading global super-independent with the largest production and reserve base of all publicly traded independents. EnCana will have an industry leading management and technical team, a strong legacy asset base, an excellent growth profile and the financial strength to create a world-class platform that will provide superior shareholder returns.

CALGARY, January 27, 2002 – Alberta Energy Company Ltd. (AEC) (TSE/AEC; NYSE/AOG) and PanCanadian Energy Corporation (PanCanadian) (TSE/PCE; NYSE/PCX) today announced that their respective Boards of Directors have unanimously agreed to merge the two companies. The combined organization will be a Canadian-headquartered, world-class independent oil and gas company with an enterprise value of more than C$27 billion. Upon completion of the transaction, the combined organization will operate under the name EnCana Corporation (EnCana).

Under the terms of the agreement, this merger of equals is to be accomplished through an arrangement under the Business Corporations Act of Alberta. It will feature a Common Share exchange through which AEC common shareholders will receive 1.472 common shares of PanCanadian for each common share of AEC they own. The exchange ratio is a market-to-market ratio based on the average of the closing price for the 10 trading days ended Wednesday, January 23, 2002. On completion of the proposed transaction, PanCanadian shareholders will own approximately 54 percent and AEC shareholders will own approximately 46 percent of EnCana. Both Boards of Directors have endorsed the transaction and have received fairness opinions from their financial advisors. The proposed merger is subject to approvals by the shareholders of both companies, the Court of Queen's Bench of Alberta, and appropriate regulatory and other authorities. The transaction is anticipated to close in early April 2002.

Mr. David O'Brien, PanCanadian Chairman and Chief Executive Officer, will serve as non-executive Chairman, and Mr. Gwyn Morgan, AEC President and Chief Executive Officer, will be President and Chief Executive Officer of the combined Company. EnCana's Board of Directors will consist of an equal number of Directors from each company.

...2/

The name EnCana identifies the company's business of providing energy supplies for people, and its Canadian heritage and headquarters. The combination of these two great companies creates:

- The world's number one independent oil and gas company in terms of enterprise value, reserves and production
- An industry-leading management and technical team with best-in-class core competencies
- An unparalleled North American legacy asset base with leading international exploration and production assets and opportunities
- A superior operating and financial growth profile for shareholders
- One of the strongest balance sheets among senior North American-based independents, providing the financial strength to pursue both internal and external growth opportunities
- The third largest publicly traded industrial company in Canada
- One of the largest capital investment programs of any Canadian-headquartered company.

"This transaction creates a leading global super-independent energy company, headquartered in Canada. We have decided to come together as equals from positions of strength so that we can achieve a stronger future in this highly competitive marketplace," said Mr. O'Brien.

"Together we will enjoy the size, profitability, financial strength and organizational reach that will enable us to compete effectively on a global basis. EnCana will have one of the most attractive internal growth profiles in the industry given the excellent strategic asset fit, and the magnitude and complementary nature of our growth prospects. AEC brings unparalleled near-term and medium-term internal growth from North America and Ecuador while PanCanadian brings near-term growth in Western Canada and prospects for very strong long-term growth from Eastern Canada and the North Sea," added Mr. O'Brien.

"We are uniting two of the best Canadian oil and gas companies with world-class people and assets. We will have a tremendous growth profile and an abundance of opportunity to create future shareholder value," said Mr. Morgan.

"Our strong balance sheet will enable us to both optimize our capital investment program through the drillbit and to pursue selective acquisitions. We will have the size and technical capabilities to manage the challenges associated with developing high-impact North American and offshore projects. I am extremely confident that we can manage our combined assets and resources to create more profitable growth and higher shareholder returns than either company could achieve on a stand-alone basis," said Mr. Morgan.

The merging companies estimate achieving annual pretax cost savings of one-quarter billion dollars that will come from gaining efficiencies in overlapping operations, streamlining business practices, improving procurement practices, building a common information technology base, and incorporating best practices. The companies expect to achieve this annual rate of synergies within 12 months after completion of the integration. The companies also expect to achieve annual capital program synergies of an additional quarter billion dollars. It is anticipated that EnCana will have one of the strongest balance sheets among its peer group, providing significant financial flexibility as evidenced by pro forma debt to capitalization of 34 percent. Shareholders are expected to enjoy enhanced trading liquidity and strong returns on capital employed. Based on recent IBES forecasts for 2002, the pro forma financial impact on cash flow per share, including the annual synergies, is expected to be accretive to PanCanadian and neutral to AEC. The impact on earnings per share is anticipated to be neutral to PanCanadian and accretive to AEC.

...3/

EnCana will have superior assets and the capability to choose the best projects to maximize shareholder returns. The combined company will have six core growth platforms:

- The Western Canadian Sedimentary Basin (natural gas and oil)
- Offshore East Coast Canada (natural gas)
- The U.S. Rocky Mountains (natural gas)
- The Gulf of Mexico (oil)
- The U.K. Central North Sea (oil)
- The Oriente Basin of Ecuador (oil).

EnCana will have additional potential from high-impact exploration in the Canadian North, Alaska, Australia, Azerbaijan, the Middle East and Brazil.

Specific highlights and estimates for EnCana include:

The combined company:

- Among worldwide independents, the largest proved reserve base, consisting of 7.8 trillion cubic feet of natural gas and 1.3 billion barrels of oil and liquids, equaling a combined 2.6 billion barrels of oil equivalent
- 2002 daily production targets of 2.7 billion cubic feet of natural gas and 255,000 barrels of oil and liquids, which equals 700,000 barrels of oil equivalent
- Targeted daily production by 2005 of 1.1 million barrels of oil equivalent, which would be a 55-percent increase from the 2002 production forecast
- A 2002 capital investment program of $3.8 billion.

North America:

- The largest independent natural gas producer in North America, with 2.7 billion cubic feet of total daily production forecast for 2002
- The largest independent natural gas storage network in North America
- A North American exploration land base of 23 million acres, including unparalleled positions in Canada's Western Basin and East Coast Scotian Shelf
- One of North America's largest drilling programs with more than 2,800 exploration and development wells planned for 2002
- A major developer of oilsands production in Canada, with a significant interest in Syncrude and two world-class SAGD thermal recovery projects at Foster Creek and Christina Lake
- Significant deepwater Gulf of Mexico exploration potential, with interests in more than 200 offshore blocks
- A leading resource holder and researcher into developing Canada's extensive high-potential coalbed methane resources
- Over $2 billion in combined North American midstream and marketing assets, consisting of energy services, gas storage, natural gas liquids extraction, pipelines and power generation.

U.K. North Sea:

- Buzzard, the largest oil discovery in the U.K. Central North Sea in the last decade with more than 180 million barrels recoverable (net), with further upside potential.

....4/

Ecuador:

- Largest private sector oil producer in Ecuador with production forecast to double in mid-2003 to more than 100,000 barrels per day.

New Ventures:

- More than 13 million net acres of prospective undeveloped land in Northern Canada, Alaska, Australia, Azerbaijan, the Middle East and Brazil.

In discussing the upcoming integration Mr. Morgan said, "Both AEC and PanCanadian have successfully and decisively integrated companies with great people and assets and realized the potential of those acquisitions. This is a different deal – a merger of equals – but we both bring a passion and discipline to outperform and to create value. I look forward to leading and working with a highly talented and committed team."

Mr. O'Brien added, "EnCana will remain committed to a number of the values long demonstrated by each of the merging companies. These values include protection of the environment, active support for the communities in which we operate, and development of a workforce that takes pride in their company, their community and their country."

Recognizing that AEC's annual dividend would normally be payable after the expected closing date of the transaction, AEC's Board of Directors has also declared a dividend of $0.45 per share payable on March 28, 2002 to AEC shareholders of record on March 7, 2002.

Each company plans to hold a meeting of its shareholders in early April. It is expected that a joint information circular will be sent to the shareholders of each company in late February. AEC shareholders will be eligible for a tax-free rollover. The merger agreement provides for the payment of a fee of C$350 million to either party in the event that the transaction is not completed for certain reasons.

Upon completion of the transaction, EnCana Corporation will be headquartered in Calgary. Subject to the approval of the stock exchanges, the Company's shares will trade on both the Toronto and New York stock exchanges under the symbol ECA.

RBC Capital Markets and Credit Suisse First Boston Corporation are acting as financial advisors and Peters & Co. Limited as strategic advisor to PanCanadian for the purposes of this transaction. AEC has retained CIBC World Markets Inc. and Merrill Lynch & Co. as its financial advisors and KERN Partners Ltd. and FirstEnergy Capital Corp. as its strategic advisors.

....5/

Notices

A **MEDIA CONFERENCE** will be conducted Sunday afternoon, January 27, 2002 at 1:30 p.m. Mountain Standard Time in the Leduc Room of the Palliser Hotel in Calgary. Media representatives who cannot attend in person may call in to the event as follows:

- From North America: 1-800-310-6649
- From elsewhere: 1-719-457-2693
- Password is 559289

Callers having difficulty joining the call may dial 1-800-628-5949 from North America and 1-719-457-2840 from elsewhere, using password 559289.

You must register with the operator prior to 1:25 p.m. Mountain Standard Time. A live audio webcast of the media conference will be available via the companies' web sites – www.aec.ca and www.pancanadianenergy.com.

An archived version of the webcast will be posted to the corporate web sites after the media conference call. The call will also be available on post-view until 4:00 p.m. Mountain Standard Time on Friday, February 1 2002, by dialing:

- From North America: 1-888-203-1112
- From elsewhere: 1-719-457-0820
- Password is 559289

An **INVESTMENT CONFERENCE CALL** will be held for investors, financial analysts, media and other interested persons Monday morning January 28, 2002, at 9:00 a.m. Mountain Standard Time. To call in, interested parties should dial:

- From North America: 1-888- 793-1722
- From elsewhere: 416-641-6682

Should you have difficulty joining the call, please dial 1-800-473-0602 from North America and from elsewhere, 514-843-3220 (code 20293160).

Please register at least 10 minutes before the start of the conference call. A live audio webcast of the investor conference will be available via http://www.newswire.ca/webcast/pages/SpecialEvent20020128/ An archived version of the webcast will be posted to the corporate web sites after the conference call. The call will also be available on post-view until 4:00 p.m. Mountain Standard Time on Friday, February 1, 2002, by dialing:

- From North America: 1-800-558-5253 (code 20293759)
- From elsewhere: 416-626-4100 (code 20293160)

Additional information about the transaction will be available in the information circulars to be mailed to shareholders of both companies.

....6/

Statistics

	PanCanadian	AEC	**Pro forma** *(without pro forma adjustments for the proposed merger)*
Sales (nine months ended September 30, 2001)			
Natural gas (mmcf/d)	1,045	1,286	**2,331**
Liquids (bbls/d)	114,635	135,067	**249,702**
Total (boe/d)	288,802	349,400	**638,202**
Proved reserves*			
Natural gas (bcf)	3,716	4,071	**7,787**
Liquids (mmbbls)	429	920	**1,349**
Total (mmboe)	1,048	1,599	**2,647**
Probable reserves*			
Natural gas (bcf)	1,306	2,203	**3,509**
Liquids (mmbbls)	235	470	**705**
Total (mmboe)	453	837	**1,290**
Net undeveloped land* (000's acres)			
Canada	11,293	9,339	**20,632**
International	10,907	5,688	**16,595**
Total	22,200	15,027	**37,227**

*December 31, 2000 pro forma corporate acquisitions completed in 2001

All dollar figures in this news release are Canadian unless otherwise noted.
Natural gas is converted to barrels of oil equivalent on a six-to-one basis.

....7/

Advisory

In the interest of providing Alberta Energy Company Ltd. (AEC) and PanCanadian Energy Corporation (PanCanadian) shareholders and potential investors with information regarding each company, including management's assessment of each company's future plans and operations, certain statements contained in this document are 'forward-looking statements', within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, and represent each company's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the companies' future economic performance.

The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause each company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in each company's marketing operations; imprecision of reserves estimates; each company's ability to replace and expand oil and gas reserves; each company's ability to generate sufficient cash flow from operations to meet its current and future obligations; each company's ability to access external sources of debt and equity capital; the risk that the companies' businesses will not be integrated successfully and that the anticipated synergies will not be realized; costs related to the proposed merger; failure of the AEC or PanCanadian shareholders or the court to approve the proposed merger; failure to obtain any required regulatory approvals for the proposed merger; and such other risks or uncertainties described from time to time in each company's reports and filings with the Canadian securities authorities and the U.S. Securities and Exchange Commission. Accordingly, shareholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

-30-

For further information	*Alberta Energy Company*	*PanCanadian Energy*
Investor Relations	Brian Ferguson Vice-President, Corporate Communications & Corporate Secretary 403-266-8113 brianferguson@aec.ca	Sheila McIntosh Vice-President, Investor Relations 403-290-2194 sheila_mcintosh@pancanadianenergy.com
Media Relations	Dick Wilson Director, Public Affairs 403-266-8127 dickwilson@aec.ca	Scott Ranson Director, Media Relation 403-290-2710 scott_ranson@pancanadianenergy.com

PanCanadian energy | News Release

PanCanadian postpones release of 2001 fourth quarter/year-end results, posts 2002 Guidance Document to web site

Calgary, January 27, 2002 — PanCanadian Energy Corporation will postpone the release of its 2001 fourth quarter/year-end results until approximately February 20, 2002. The company has posted its 2002 Guidance Document to its corporate web site, www.pancanadianenergy.com. The document can be found under Investor Hub, Financial Reports.

The new Guidance Document outlines PanCanadian's most recent assumptions and sensitivities. A copy of the document also can be obtained by calling (403) 290-3550.

PanCanadian is a premier North American energy company active in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids. The Company's core areas are the Western Basin including land in Western Canada and the United States, the East Coast of Canada, the Gulf of Mexico and the United Kingdom. These areas are complemented by focused international exploration programs.

ADVISORY - Certain information regarding the Company set forth above, including Management's assessment of the Company's future plans and operations, may constitute forward-looking statements under applicable securities law. The energy business necessarily involves risks associated with oil and gas exploration, development and production, generation of electricity, and marketing and transportation of energy. These risks include loss of market, volatility of prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

-30-

PanCanadian Energy Corporation
Wesley Twiss
Executive Vice President and Chief Financial Officer

Shares Listed
Toronto Stock Exchange:
PCE
New York Stock Exchange:
PCX

For further information:

Investors:
Sheila McIntosh
(403) 290-2194
Audra Hyde
(403) 290-3244
Investor_Relations@pancanadianenergy.com

Media:
Scott Ranson
(403) 290-2710

Web site: www.pancanadianenergy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: January 28, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.